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SEC FILE NUMBER
8-65595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SUN'S BROTHERS SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6770 HAWAII KAI DRIVE #209
(No. and Street)

HONOLULU, HI 96825
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MINWON YANG	808-538-0590	SBS@HAWAII.RR.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MINWON YANG _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SUN'S BROTHERS SECURITIES, INC _____, as of 9/30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _~mwyang~_

Title: PRESIDENT

**NOTARY CERTIFICATE
ON NEXT PAGE**

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

STATE OF HAWAII

CITY AND COUNTY OF HONOLULU } ss

Acknowledgment Certificate for an Organization

On this 12 day of January 2026, before me personally appeared Min Won Yang, to me personally known, who, being by me duly sworn (or affirmed), did say that the person is the President of Sun's Brothers Securities Inc, and that the instrument was signed in behalf of the entity, by authority of the entity Min Won Yang acknowledged the instrument to be the free act of the entity.

Stephen Adler, Notary Public
My commission expires: 05/18/2027

STEPHEN ADLER NOTARY PUBLIC Comm. No. 03-267 STATE OF HAWAII

Document description: Annual Reports Form X-17A-5 Part III

Date of document: 01/12/2026 Number of pages: 62

Date of notarization: 01/12/2026

Stephen Adler, Notary Public

State of Hawaii, First Circuit Court
Commission No. 03-267

STEPHEN ADLER NOTARY PUBLIC Comm. No. 03-267 STATE OF HAWAII

SUN'S BROTHERS SECURITIES, INC.

SUN'S BROTHERS SECURITIES, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

SEPTEMBER 30, 2025

SUN'S BROTHERS SECURITIES, INC.

CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Sun's Brothers Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sun's Brothers Securities, Inc. as of September 30, 2025, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc. as of September 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sun's Brothers Securities, Inc. management. Our responsibility is to express an opinion on Sun's Brothers Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sun's Brothers Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Sun's Brothers Securities, Inc.'s financial statements. The supplemental information is the responsibility of Sun's Brothers Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Sun's Brothers Securities, Inc.'s auditor since 2022.

Maitland, Florida

January 11, 2026


SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2025


ASSETS

Cash in bank	$	4,532
Receivable from clearing broker		7,400
Receivable mutual fund-12B-1 fees		1,465
Office equipment: net of accumulated depreciation of $19,843,		996
Deposit with clearing Broker-Dealer		106,733
Tax Receivable		112
Total Assets	$	121,238

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	32,786
Commissions payable - reps		2,598
Line of Credit		12,149
Total Liabilities		47,533

Shareholder's equity:

Common stock, $1.00 par value; 1,000 Shares authorized, issued and outstanding		1,000
Additional paid-in capital		133,707
Retained earnings (Deficit)		(61,002)
Total Shareholder's Equity		73,705
Total Liabilities and Shareholder's Equity	$	121,238


The accompanying notes are an integral part of these financial statements.


SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2025

Revenue:

Commissions-clearing	$	114,927
Commissions-mutual fund trails		16,694
Other revenue-interest		2,730
		134,351

Expense:

Payroll expenses	38,000
Payroll taxes	3,864
Depreciation	388
Interest expense	1,636
Clearing & execution charges	29,863
Commission expense - reps	4,642
Hawaii General Excise Tax	5,939
Legal & professional	11,806
Employee benefits	11,197
Meals & entertainment	8,969
Accounting	8,562
Telephone	5,096
Due and subscriptions	4,449
Other operating expenses	3,372
Total Expenses	137,783

Income before taxes		(3,432)
Taxes-Federal & State		(208)
Net Income	$	(3,640)

The accompanying notes are an integral part of these financial statements.

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2025

	Share	Amount	Additional Paid-in capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income(loss)	Total
Balance, beginning of year	1,000 $	1,000 $	158,307 $	(57,362) $	$	101,945
Capital Contribution			9,500			9,500
Capital Distribution			(34,100)			(34,100)
Net Income				(3,640)		(3,640)
Change in fair value of securities Available for sale						
Balance, end of year	1,000 $	1,000 $	133,707 $	(61,002) $	0 $	73,705

The accompanying notes are an integral part of these financial statements.

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2025

Cash Flows from operating activities:		
Net Income (loss)	$	(3,640)
Adjustments to reconcile net loss to net cash		
provided by operations:		
Increase in wages Payable		13,804
Depreciation		388
Decreased in receivable from clearing broker		5,475
Decrease in commissions receivable		30
Increase in deposit with clearing account		(2,730)
Increase in accounts Payable		1,948
Increase in commission payable		62
Decrease in rent payable		(11,900)
Increase taxes payable		2,058
Net Cash Provided by Operating Activities		5,495
Cash Flows from Investing Activities		
Purchase of fixed assets-computer		(840)
Net Cash Provided by Investing Activities		(840)
Cash flows from financing activities:		
Capital Contribution		9,500
Capital Withdrawal		(34,100)
Decrease in line of credit		(2,423)
Net Cash Provided by financing activities		(27,023)
Net change in Cash	$	(22,368)
Cash at Beginning of Year	$	26,900
Cash at End of Period	$	4,532
Supplemental Information		
Interest Paid		$1,636
Taxes Paid		$2,427

The accompanying notes are an integral part of these financial statements.

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2025

<u>**Note A – Summary of Significant Accounting Policies:**</u>

Nature of Operations:

Sun's Brothers Securities, Inc. (the "Company") is a Hawaii corporation formed on September 4, 2002. The Company is registered with the U.S. Securities and Exchange Commission as a securities broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company facilitates purchase and sale of securities as well as the sale of mutual funds and insurance products.

Basis of Accounting:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America (GAAP).

Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during the year. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company considers all short-term investments with an original maturity of three months or less, and that are not required to be segregated under federal or other regulations, to be cash and cash equivalents.

Office Equipment:

Office equipment is recorded at cost. Depreciation is computed using the accelerated method over the estimated useful lives of the assets. Estimated useful lives used by the Company are as follows.

Office furniture and fixtures	7 years
Office equipment and machines	5 years
Computer and peripherals	5 years

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2025

Note A – Summary of Significant Accounting Policies (continued):

Revenue from Contracts with Customers:
The Company buys and sells securities on behalf of its retail customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that its performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, pricing is agreed upon and the risks and rewards of ownership have been transferred to or from the customer.

The Company also earns 12B-1 fees paid by mutual funds over the period of time that the customers continue to hold investments in the mutual funds. The services performed for such fees are considered to be performed over time, and the revenue, therefore, is recognized at the time of payments.

Income taxes:
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes due to temporary differences and loss carryforwards. The year ending September 30,2025 the Company had a taxable income of $4,100 for both Federal and State income tax purposes. Pursuant to applicable tax rules, 80% of the taxable income, or $3,280, was offset by the net operating loss carryforward. As a result, the Company's current tax expense was $172 for federal purposes and $36 for state purposes. As of September 30, 2025, the Company had an operating loss carryforward of $33,997 available to offset future taxable income.

The Company's tax filings are subject to audit by various taxing authorities. The Company's Federal Income Tax Returns for the years ended September 30, 2022 through September 30, 2024 remain open to examination by the Internal Revenue Service; State Income Tax Returns for the same periods remain open to examination by the State of Hawaii.

Date of Management's review:
Management has evaluated events occurring subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. This evaluation was performed through the date on which the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2025

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and imposes requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2025, the Company had net capital of $72,597 which was $67,597 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.66 to 1 on September 30, 2025

Note C – Receivable From and Deposit With Clearing Broker-Dealer:

The Company clears customer transactions through another broker-dealer ("clearing broker") on a fully disclosed basis pursuant to a clearing agreement. In accordance with this agreement, the Company is required to maintain a deposit in cash. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

Receivable from clearing broker at September 30, 2025 consists of commissions receivable, net of clearing fees and expenses. Management has evaluated the receivable and considered this amount to be fully collectible, therefore, no allowance for credit loss is required.

Note D - Fair Value of Financial Instruments

Accounting principles generally accepted in the United States of America (GAAP) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> • Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2025

Note D - Fair Value of Financial Instruments (continued)

• Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

At the end of the period the Company doesn't have any financial instruments other than cash.

Note E – Broker-Dealer - Single Reportable Segment

The Company is engaged in a single line of business as a security broker - dealer, consisting primarily of agency transactions. The Company has identified its President as the chief operating decision maker ("CODM"). The CODM uses net income to evaluate the results of business, predominately in the forecasting process, to manage the Company. In addition, the CODM uses excess net capital (see Note B), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities and using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note F – Concentrations

The majority of the Company's commission revenue for the year ended September 30, 2025, was generated from transactions executed on behalf of a small number of customers. Transactions executed on behalf of six customers - First Net Insurance Company, Jane Dukyoung Lee, Net Care Life and Health, Insup Lee, Judith A. Moylan, and Paragon Insurance Management- accounted for a significant portion of revenue. Total commission revenue for the year was $114,926, of which $90,579 (79%) was generated from these six customers.

Note G – Line of Credit

The Company has an unsecured line of credit agreement with Central Pacific Bank that allows the Company to borrow up to $20,000. Borrowings under the line accrue interest at an annual rate ranging from 9.75% to 10.50%. As of September 30, 2025, the outstanding balance on the line of credit was $12,149. The line of credit does not have a stated maturity date.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2025

Note H – Commitments and Contingencies

There are no commitments or contingencies as of September 30, 2025. The company does not lease office space.

Note I – Company Conditions

The Company had a net loss of $3,640 for the year ended September 30, 2025, after processing payroll of $38,000 to the stockholder-officer. The Company received capital contributions from its stockholder to support working capital needs. The stockholder has represented that he intends to continue making capital contributions, as necessary, to ensure the ongoing operation of the Company. The stockholder also has the financial ability to provide such support. Management expects the Company to continue as going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

Note J – Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial assets. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the consumer).

SUN'S BROTHERS SECURITIES, INC.

SCHEDULE I - SUPPLEMENTARY INFORMATION
SEPTEMBER 30, 2025

COMPUTATION OF NET CAPITAL

Total ownership equity (from statement of financial condition)	$	73,705
Add:		
Allowable credits		-
Total capital and allowable credits		73,705
Deduct:		
Non-allowable assets		1,108
Net capital before haircuts on securities positions		72,597
Haircuts on securities		-
Net Capital	$	72,597

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required: (6-2/3%) of aggregate indebtedness:

Aggregate indebtedness	$	47,532
6-2/3% of above		3,169
Minimum dollar net capital requirement of broker-dealer		5,000
Net capital requirement (greater of above amounts)		5,000
Excess net capital	$	67,597

There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SUN'S BROTHERS SECURITIES, INC.

Schedules II & III
September 30, 2025

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule and is considered a "Non-Covered Firm" by relying on Footnote 74 to SEC Release 34-70073.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule and is considered a "Non-Covered Firm" by relying on Footnote 74 to SEC Release 34-70073.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Sun's Brothers Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sun's Brothers Securities, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Sun's Brothers Securities, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) [exemption provision(s)] and (2) Sun's Brothers Securities, Inc. stated that Sun's Brothers Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Sun's Brothers Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct business mutual fund retailer. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sun's Brothers Securities, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sun's Brothers Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

January 11, 2026

SUN'S BROTHERS SECURITIES, INC.

EXEMPTION REPORT

Sun's Brothers Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2): (k)(2)(ii).
- The Company met the identified exemption provision throughout the most recent fiscal year without exception.
- The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: Direct Business Mutual Fund retailer, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sun's Brothers Securities, Inc.

I, Min Won Yang, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: MW Yang

Name and Title: Min Won Yang, President

Date: 01-12-26

NOTARY CERTIFICATE
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